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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                               Corvel Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    221006109
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Peter E. Flynn
                                  ENStar, Inc.
                             7450 Flying Cloud Drive
                             Eden Prairie, MN 55344
                                 (612) 942-3887
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     12/31/99
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 221006109                     13D                   Page 2 of 4 Pages
          ---------



(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       ENStar, Inc. (f/k/a Americable, Inc.) (1)
       41-1408008

(2) Check The Appropriate Box If A Member Of A Group*
                                                   (a)  [  ]
                                                   (b)  [  ]

(3) SEC Use Only


(4) Source of Funds

       WC

(5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) or 2(e)                                  [ ]

(6) Citizenship or Place of Organization:   Organized in the State of Minnesota


                              (7) Sole Voting Power:  1,950,000 (2)

    Number of
     Shares                   (8) Shared Voting Power:  0
   Beneficially
    Owned By
      Each                    (9) Sole Dispositive Power:  0
    Reporting
     Person
      With                    (10) Shared Dispositive Power:  1,950,000 (2)


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

        1,950,000 (1)(2)

(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                        [ ]

(13) Percent Of Class Represented By Amount In Row (11)

        24.0%

(14) Type Of Reporting Person*

           CO


(1)  Americable changed its name to ENStar, Inc. as of December 30, 1999.
(2)  Reflects a 2-for-1 stock split on June 14, 1999.


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                                                              Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER.

         Common Stock of Corvel Corporations


ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: ENStar, Inc. (f/k/a Americable, Inc.)
(b)      Residence of Business Address: 7450 Flying Cloud Drive, Eden
         Prairie, MN 55344
(c)      Present Principal Occupation: N/A
(d)      Convictions in the last 5 years: None
(e)      Securitites law violations in the last 5 years: None
(f)      Citizenship: Minnesota corporation


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION

         This report is being filed to report the sale of 100,000 shares of Corvel Corporation Common Stock by ENStar, Inc. on 12/31/99.

         The shares covered by this Schedule 13D are being held for investment purposes. Depending upon a continuing assessment and upon future developements, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares. Jeffery Michael, an officer, director and controlling shareholder of ENStar, Inc., and Peter Flynn, an officer of ENStar, Inc., serve on the Board of Directors of the Issuer. Other than in the ENStar, Inc. representatives' capacities as members of the Board of Directors of the Issuer, the reporting person has no plans which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure;
         (f) changes in the Issuer's corporate charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number of shares: 1,950,000 shares of Common Stock. $.0001 par value Percentage: 24%

(b) Number of shares with sole voting and disposition power: 1,950,000 shares of Common Stock. $.0001 par value.

(c)      Transactions effected since last report on Schedule 13G filed
         July 2, 1997:


     Date           No. of Shares      Price Per Share      Where/How Effected
 ---------------   --------------    ------------------   ---------------------

December 31, 1999     100,000               $22.00            Sale to Issuer


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                                                              Page 4 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable





                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: February 10, 2000

                                        ENStar, Inc.

                                        By  /s/ Peter E. Flynn
                                          -------------------------------------
                                           Peter E. Flynn
                                           Authorized Officer